SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1 ) [1]

Phathom Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

71722W107
(CUSIP Number)

Takeda Pharmaceutical Company Limited	Ropes & Gray LLP
1-1, Nihonbashi-Honcho 2-Chome	Prudential Tower, 800 Boylston Street
Chuo-ku, Tokyo 103-8668, Japan	Boston, MA 02199-3600
Attn: Yoshihiro Nakagawa	Attn: Zachary R. Blume, Esq
Tel: +81-3-3278-2111	Tel: +1 617- 951-7663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 71722W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. (VOLUNTARY)		Takeda Pharmaceutical Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	8,672,000*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	8,672,000*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,672,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		27.0%**
14.	TYPE OF REPORTING PERSON		CO

* Includes 7,588,000 shares issuable upon exercise of a Warrant to purchase Common Stock.
** Based on 24,526,537 shares of Common Stock outstanding as of November 23, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 25, 2019, and giving effect to the exercise in full of the Warrant.

CUSIP No. 71722W107

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on November 6, 2019 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are amended as follows:

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented with the following:

On November 30, 2019, Christopher W. Slavinsky resigned from the Issuer’s board of directors and all committees thereof, in connection with his departure from Takeda. On November 30, 2019, the Issuer’s board of directors appointed Asit Parikh, M.D., Ph.D., Senior Vice President and Head of the Gastroenterology Therapeutic Area Unit at Takeda, to fill the vacancy created by Mr. Slavinksy’s resignation.

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a)-(b) of Item 5 are hereby amended and restated to state that the information requested by these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 1 to Schedule 13D.

CUSIP No. 71722W107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

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